[redacted]

08030241

S COMMISSION
49

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8- 45215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGNA Securities Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

New York, NY
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-547-3740
(Area Code - Telephone Number)

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER D. Willner, CPA
(Name - if individual, state last, first, middle name)

25 Mohegan TRAIL, SADDLE RIVER, New Jersey 07458
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
MAR 13 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICIA WINANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAGNA SECURITIES CORP., as of Dec. 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

JOSEPH A. MENDOLA
Notary Public, State of New York
No. 02ME4934409
Qualified in New York County
Commission Expires May 23, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MAGNA SECURITIES CORP.

COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDING
DECEMBER 31, 2007 AND 2006

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N. J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

REPORT OF INDEPENDENT ACCOUNTANT

To the Shareholders of
MAGNA SECURITIES CORP.

We have audited the accompanying balance sheet of **MAGNA SECURITIES CORP.** as of December 31, 2007 and 2006 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MAGNA SECURITIES CORP.** as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of the minimum capital requirements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 29, 2008

Peter D. Willner, C.P.A.

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N. J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
MAGNA SECURITIES CORP.

We have examined the financial statements of **MAGNA SECURITIES CORP.** as of December 31, 2007 and have issued our report thereon dated February 29, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the year ending December 31, 2007, which was made for the purpose set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

February 29, 2008

Peter D. Willner, C.P.A.

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
INCOME		
Commissions	$ 11,562,697	$ 10,508,444
Trading income/(loss)	457,532	1,085,033
Interest income	52,571	40,305
Total Income	**$ 12,072,800**	**$ 11,633,782**
EXPENSES		
Subordinated loan interest **(Note 6)**	$ 146,409	$ 156,000
Interest expense	34,030	20,600
Commission rebates	1,751,139	2,479,706
Employee compensation	2,691,471	2,488,984
Office expenses	177,077	243,792
Clearing commissions, floor brokerate	4,034,725	3,228,034
Insurance expense	70,589	54,627
Entertainment	121,257	71,654
Professional fees	37,984	78,582
Travel	176,010	134,372
Quotation service	798,284	727,848
Dues and subscriptions	101,054	84,309
Telephone & communications expense	133,506	118,959
Depreciation & amortization expense	112,901	115,884
Rent expense **(Note 3)**	656,747	592,418
Consulting fees	19,259	315,416
Equipment leasing	49,804	131,147
Other administrative expenses	200,304	317,241
Total Expenses	**$ 11,312,550**	**$ 11,359,573**
Net Income/(Loss) before Federal Income Tax	$ 760,250	$ 274,209
Federal Income Tax Provision **(Note 2)**	-	-
NET INCOME/(LOSS)	**$ 760,250**	**$ 274,209**
Earnings/(Loss) per share (Note 5)	**$ 7,602.50**	**$ 2,742.09**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Contributed Capital	Undistributed Profit	2007	2006
Stockholders' Equity, Beginning	$ 100	$ 1,062,789	$ 1,062,889	$ 1,082,731
Net Income/(Loss)		760,250	760,250	274,209
(Less): Distributions	-	$ (59,999)	$ (59,999)	$ (294,051)
Stockholders' Equity, Ending	$ 100	$ 1,763,040	$ 1,763,140	$ 1,062,889

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006

		2007		2006
ASSETS				
Current Assets:				
Cash		$ 824,919		$ 1,373,405
Cash deposit at brokers and dealers		110,988		110,652
Commissions receivable		618,133		480,636
Total Current Assets		$ 1,554,040		$ 1,964,693
Investments and Funds		$ 130,535		$ 16,777
Fixed Assets:				
Furniture and fixtures		$ 309,643		$ 286,195
Computer equipment		726,043		387,455
Leasehold improvements		477,392		464,812
Subtotal		$ 1,513,078		$ 1,138,462
(Less) Accum. Deprec. & amort.		(739,289)		(626,388)
Net book value		$ 773,789		$ 512,074
Security deposit and other assets		$ 446,489		$ 288,442
Total Assets		**$ 2,904,853**		**$ 2,781,986**
LIABILITIES				
Current Liabililties:				
Accounts payable & accrued expenses		$ 641,713		$ 719,097
Total current liabilities		$ 641,713		$ 719,097
Subordinated loan payable **(Note 6)**		$ 500,000		$ 1,000,000
Total Liabilities		$ 1,141,713		$ 1,719,097
STOCKHOLDERS' EQUITY				
Common Stock, issued and outstanding		$ 100		$ 100
Paid in Capital		999,128		999,128
Retained Earnings - Beginning	$ 63,661		$ 83,503	
Net income/(loss) for the year ended	760,250		274,209	
Distributions	(59,999)		(294,051)	
Retained Earnings, Ending		763,912		63,661
Total Stockholders' Equity		$ 1,763,140		$ 1,062,889
Total Liab. & Stockholders' Equity		**$ 2,904,853**		**$ 2,781,986**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(Loss)	$ 760,250	$ 274,209
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation & amortization expense	112,901	115,884
Changes in assets and liabilities:		
(Increase) in cash deposit at brokers and dealers	(336)	(383)
(Increase) decrease in commissions receivable	(137,497)	104,930
(Increase) decrease in security deposits and other assets	(158,047)	119,948
Increase (decrease) in accounts payable and accrued expenses	(77,384)	7,579
Net cash provided by operating activities	**$ 499,887**	**$ 622,167**
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) decrease in Investments	$ (113,758)	$ 3,817
(Acquisition) of fixed assets and leasehold improvments	(374,616)	(221,697)
(Decrease) in subordinated loan	(500,000)	-
Increase in Paid-in-Capital	-	139,787
(Distribution) of Retained Earnings	(59,999)	(294,051)
Net cash (used) by investing activities	**$ (1,048,373)**	**$ (372,144)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (548,486)	$ 250,023
CASH AND CASH EQUIVALENTS, beginning of year	1,373,405	1,123,382
CASH AND CASH EQUIVALENTS, end of year	**$ 824,919**	**$ 1,373,405**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1. ORGANIZATION AND NATURE OF BUSINESS

MAGNA SECURITIES CORP. was formed in September 1992 to engage primarily in securities brokerage activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA (formerly the National Association of Securities Dealers (N.A.S.D.)). The account of Magna Securities Global Limited (UK), a wholly owned subsidiary established in the UK as a private limited company in April 2007 with registered offices in England and Wales have been consolidated. All intercompany transactions have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions
Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Commissions
Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes
The Company has elected to be treated as an "S" corporation for Federal income tax purposes. As a result of this election, no provision was made for Federal income taxes for years 2007 and 2006.

Statement of Cash Flows
For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Depreciation
Depreciation is provided on a straight line basis using estimated useful lives of five to seven years. Leasehold Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

MAGNA SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss. All transactions involving the execution and settlement of customer securities with a trade date of December 27, 28, and 31, 2007 were settled in January 2008 in fulfillment of contractual obligations without incident or exception.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under an operating lease with a remaining term of seven years. Rent expense for 2007 was $656,747. Aggregate annual rental for office space at December 31, 2007 are approximately as listed below:

2008	$624,665
2009	$518,803
2010	$530,867
2011	$492,287
2012	$492,287
Thereafter	$328,191

Equipment Lease Obligations:

The Company is obligated under various equipment lease agreements. Leases expire at various dates through September 2011. Lease expense for 2007 was $49,804. Annual expenses thereafter are:

2008	19,969
2009	19,057
2010	18,100
2011	9,050
Total	$ 66,176

MAGNA SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $1,035,672 which was $785,672 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital was 62%. The percent of debt to debt-equity total computed in accordance with rule 15c3-1(d) was 22%.

5. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (100 shares).

6. SUBORDINATED LOAN PAYABLE

The Company entered into a new $500,000 subordinated loan agreement with an unrelated party on November 30, 2007 with the approval of FINRA (formerly N.A.S.D.). The loan carries an interest rate of 9 percent per annum. The loan is due to mature on December 31, 2009. In compliance with Appendix D of S.E.C. Rule 15c3-1, prepayments, if any, of this subordinated loan requires the prior written approval of the FINRA.

FINRA approved the prepayment of the previous $1,000,000 subordinated loan in November 2007, six months prior to the maturity date.

7. REVOLVING CREDIT LINE

The Company maintains a revolving credit line with a major financial institution. At December 31, 2007 there was no outstanding liability. The interest rate on this credit line is prime plus 1%, which at December 31, 2007 was 7.25%.

MAGNA SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS DECEMBER 31, 2007

Balance Beginning of period	$1,000,000
Decrease	(500,000)
Balance, end of period (see NOTE 6)	$ 500,000

MAGNA SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

Computation of Net Capital

Total capital from statement of financial condition	$ 1,763,139
Subordinated Loan	500,000
	$2,263,139
Total non-allowable assets	(1,227,467)
New capital before haircuts	$1,035,672
Haircuts on cash & securities on deposit at brokers and dealers	0
Net Capital	$1,035,672

Computation of Basic Net Capital Requirement

Minimum net capital required by 6.667% of $641,714	$ 42,780
Minimum net capital requirements of reporting broker-dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 785,672
Excess net capital at 1000%	$ 971,500

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$ 641,714
Percentage of aggregate indebtedness to net capital	62%
Percentage of aggregate indebtedness to net capital after Anticipated capital withdrawals	62%
Percentage of debt to debt-equity total (Rule 15c3(d))	22%

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.

Peter D. Willner, C.P.A.

MAGNA SECURITIES CORP.

COMPUTATION FOR RESERVE REQUUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3 DECEMBER 31, 2007

Credit Balances	
Free credit balance and other credit balances In customers' security accounts	$172,673
Total Credits	$172,673
Debit Balances	
All debits	$ 0
Total Debits	$ 0
RESERVE COMPUTATION	
Excess of total credits over total debits	$172,673
Amount held on deposit in "Reserve Bank Accounts" including value of qualified securities, at end of reporting period.	$342,015
Frequency of Computation	Weekly

END